Exhibit 99.1

Clearmind Medicine and Yissum Expand Collaboration with International Patent Application for Generation 3.0 Psychedelic Compounds to Treat Mental Disorders

Vancouver, Canada, Aug. 16, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the submission of a patent application under the international Patent Cooperation Treaty (“PCT”) as part of the company’s ongoing collaboration with the with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to the exclusive licensing agreement that the Company entered into with Yissum.

This patent application refers to generation 3.0 of psychedelic compounds, methods of their preparation and uses thereof in the treatment of mental disorders and was developed by Prof. Dmitry Tsvelikhovsky of the Hebrew University of Jerusalem.

The PCT submission will allow the company to proceed to the national phase, which involves submitting applications to regional offices in various countries to seek patent protection in major jurisdictions like the US, Europe, China and India.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, “Under the exclusive global license agreement we signed with Yissum, this patent submission, if approved, will secure the intellectual property rights of this important patent for the company. We strongly believe in the potential of psychedelic treatments to become a vital tool in treating, mental disorders and we see Clearmind, as a leading company in the space, continuing to drive innovation. We believe that this next generation psychedelic, featuring new and advanced molecules may offer an excellent therapeutic option to improve quality of life for patients suffering from mental disorders.”

About Yissum

Yissum is the technology transfer company of the Hebrew University of Jerusalem. Founded in 1964, Yissum serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. The company has registered more than 11,680 patents globally, licensed over 1,160 technologies, and has spun out over 260 companies. Yissum’s business partners span the globe. For further information please visit www.yissum.co.il.

About Clearmind Medicine Inc.

Clearmind is a clinical- stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how this patent submission, if approved, will secure the intellectual property rights of this important patent for the company, its belief in the potential of psychedelic treatments to become an important tool in treating, mental disorders and Clearmind, as a leading company in the space, to continue to lead innovation and its belief that this next generation psychedelic, featuring new and advanced molecules may introduce an excellent therapeutic option to improve quality of life for patients suffering from mental disorders. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.